Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Corus Entertainment to file for renewal of normal course issuer bid

     TORONTO, Jan. 9 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced today its plan to file a notice of intention to renew its Normal
Course Issuer Bid (NCIB) for its Class B Non-Voting Participating Shares
through the facilities of the TSX. The NCIB is conditional on TSX approval.
The bid will be restricted to a maximum of three million (3,000,000) Class B
Non-Voting Participating Shares on a pre-split basis.

     As at December 31, 2007, there were 39,927,009 Class B Non-Voting
Participating Shares outstanding, with a public float of 38,572,547 Class B
Non-Voting Participating Shares.

     Under Corus' current Normal Course Issuer Bid, which expires on
February 14, 2008, the company purchased 1,500,000 Class B Non-Voting
Participating Shares at a weighted average price of $48.47.

     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

     %SEDAR: 00013131EF          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 07:01e 09-JAN-08